January 14, 2015

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: H. Roger Schwall, Esq.

Re:	Advanced Cannabis Solutions, Inc.
Amendment No. 8 to Registration Statement on Form S-1
Filed January 13, 2015
File No. 333-193890

Dear Mr. Schwall:

Advanced Cannabis Solutions, Inc. (the “Company”) hereby submits its responses to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in our call of January 14, 2015 relating to Amendment No. 7 to the Company’s Registration Statement on Form S-1 filed with the Commission on January 13, 2015.

On behalf of the Company, we are simultaneously filing Amendment No. 8 to the Company’s Registration Statement on Form S-1. As per our conversation, we have eliminated the delaying amendment language which had been found under the Calculation of Registration Fee Table. The only other changes were to update the market information section, to update dates throughout and to include an updated auditor’s consent letter.

Please feel free to contact me if you have any questions or comments. I will check in with you to confirm effectiveness of the Registration Statement twenty (20) days after the filing.

Sincerely,

/s/ Arthur S. Marcus

cc: Robert L. Frichtel, Greg Sichenzia, Esq.